UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
15 December 2016
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

15th December 2016

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Gillian L. Platt, who has been appointed a Director of the Company with effect from 1st January 2017:

(a)       in the last five years Ms. Platt has been a director of the following publicly quoted company:

Current:

Interfor Corporation

(b)       there are no details requiring disclosure for Ms. Platt under paragraph 9.6.13 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 December 2016

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary